LL



SEC
Mail Processing
Section
MAR 28 2017
Washington DC
406

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68869

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenoak Real Estate US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Madison Avenue, Suite 1800
(No. and Street)

New York	NY	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lori Biancamano, CFO (212) 359 - 7822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

601 S Figueroa St	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2017 MAR 31 AM 8:07
SEC / TM

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lori Biancamano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GreenOak Real Estate US LLC, as of December 31st, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CFO

Title

Notary Public


MIKI KAMIJYO
NOTARY
PUBLIC
02KA6339746
STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENOAK

LONDON | NEW YORK | TOKYO

GreenOak Real Estate US LLC
Statement of Financial Condition
December 31, 2016
Available for Public Inspection

GreenOak Real Estate US LLC
Index
December 31, 2016

Page(s)

Statement of Financial Condition

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-5



Report of Independent Registered Public Accounting Firm

To the Management of
GreenOak Real Estate US LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GreenOak Real Estate US LLC at December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Los Angeles, California
February 1, 2017

GreenOak Real Estate US LLC
Statement of Financial Condition
As of December 31, 2016

Assets		
Cash and cash equivalents	$	719,646
Prepaid expenses		3,381
Total assets		**723,027**
Liabilities		
Accrued expenses		195,888
Due to affiliated entities		15,611
Total liabilities		**211,499**
Commitments and contingencies (Note 5)		
Member's Equity		511,528
Total Liabilities and Member's Equity	**$**	**723,027**

The accompanying notes are an integral part of this statement

1. Organization and Nature of Business

GreenOak Real Estate US LLC (the "Company") was formed as a Delaware Limited Liability Company on March 17, 2011. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") and received its license on February 3, 2012. The Company is a wholly-owned subsidiary of GreenOak Real Estate, LP. The Company's primary business activity has been to act as an advisor on a specific transaction or as a general corporate advisor.

2. Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results may differ from those estimates.

Advisory fee income

Advisory fee income includes fees arising from various engagements in which the Company acts as an advisor on a specific transaction or as a general corporate advisor. Advisory fee income for retainers are recorded as earned in accordance with each engagement letter. Advisory fee income for transaction related engagements is recorded when the transaction occurs and the income is reasonably determinable.

Cash and cash equivalents

Cash and cash equivalents may include cash in banks and short-term investments. Short-term investments are comprised of highly liquid instruments with original maturities of three months or less from the date of purchase, and at times these balances may exceed federal insurable limits. Cash and cash equivalents of the Company are held with a major financial institution and may exceed the federal insurable limits. Generally, these deposits may be redeemed upon demand and therefore bear minimal risk.

Concentrations and market risk

During the year ended December 31, 2016, approximately 83% of the Company's revenues were earned from one client in a payment related to engagements completed for the client during the year. The Company is exposed to concentration risk in the event that its clients are unable to fulfill their remaining contractual commitments. The Company seeks to minimize this risk through procedures designed to monitor the

credit worthiness of its clients and ensure that client engagements are executed properly.

Income Taxes
The accounts of the Company are included as part of a consolidated group which is treated as a partnership, and therefore generally is not subject to income tax in any of the jurisdictions in which it operates, except for unincorporated business taxes in New York City.

The current income tax expense is allocated from the consolidated group and is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The current income tax is allocated to the Company based on the taxable income contribution percentage of the Company to the total consolidated group taxable income in New York City. The allocation methodology is not expected to change.

Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2016, the Company has no current or deferred tax assets or liabilities.

Recently Adopted Accounting Pronouncements
In September 2014, the Federal Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-15, *Presentation of Financial Statements — Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern* ("ASU 2014-15"). The guidance in ASU 2014-15 sets forth management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern as well as required disclosures. ASU 2014-15 was effective for the Company in 2016 and did not have a material effect on the Company's financial statements as the Company continues to operate as a going concern.

None of the other changes to GAAP that went into effect during 2016 has had a material effect on the Company's financial statements.

Future Adoption of Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). ASU 2014-09 is a comprehensive new revenue recognition model requiring a company to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. Subsequently, the FASB has issued the following updates related to Topic 606: ASU 2016-08, *Revenue from Contracts with Customers (Topic 606)*: Principal versus Agent Considerations; ASU 2016-10, *Revenue from Contracts with Customers (Topic 606)*: Identifying Performance Obligations and Licensing; and ASU 2016-12, *Revenue from Contracts with Customers (Topic 606)*: Narrow-Scope Improvements and Practical Expedients. The requirements of ASU

2014-09 and the related updates are effective for the Company beginning in the first quarter of 2018. The Company anticipates adopting this update in the year ended December 31, 2018 and does not expect the adoption to have a material impact on the Company's Statement of Financial Condition.

3. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital requirements of $14,100 and excess net capital, as defined, of $494,047. The Company's net capital ratio at December 31, 2016 was 0.42 to 1.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

4. Related-Party Transactions

GreenOak Real Estate Advisors LP ("GreenOak"), a subsidiary of GreenOak Real Estate, LP (parent of the Company), provides the Company with personnel, facilities and services, as required in the normal course of the Company's business and as per the Expense Sharing Agreement. As of December 31, 2016, $14,606 remains outstanding and is included as due to affiliated entity in the Statement of Financial Condition. In addition, certain direct expenses of the Company may be paid on its behalf by GreenOak and GreenOak Real Estate, LP. As of December 31, 2016, $1,005 was outstanding and is included within due to affiliated entities.

5. Commitments and contingencies

FASB ASC 460, *Guarantees*, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain various representations and warranties as well as the provision of general indemnifications. The Company's maximum potential amount of future payments that it could be required to make under these arrangements cannot be estimated. However, the Company believes that is unlikely it will have to make material payments under these arrangements and accordingly has not recorded any contingent liability.

6. Subsequent Events

As of February 1, 2017, the date the financial statements were available for issuance, the Company determined that there are no events requiring disclosure.